The Real Brokerage Welcomes agentinc

Top 1% company led by renowned real estate professional John McMonigle aligns with
Real to provide agents more opportunities, propel growth

TORONTO & NEW YORK - July 25, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that agentinc, led by well-known Southern California real estate professional and five-time winner of RealTrends' No.1 real estate team John McMonigle, is the latest top-producing independent brokerage to align with Real.

Formed in 2019 by McMonigle and Scott MacDonald, also one of Southern California's most respected real estate professionals who ranked in the top 1% of agents nationally as a producer, agentinc has generated annual sales of $1 billion and earned the distinction of the No. 1 brokerage in Corona Del Mar, California in 2022. The 125-agent team, which has presence  from Fresno to San Diego, also has team members in Arizona, Texas and Washington through its cloud-based office model.

"We are thrilled to have agentinc join the Real family. I am personally excited to work with John McMonigle again and welcome his visionary thinking and innovative marketing to Real. Scott MacDonald has been widely recognized as one of the top real estate leaders in California having seen amazing success from being an agent, to running an office, to building a franchise to co-founding and growing agentinc with John," said Real President Sharran Srivatsaa.

"Our vision now and from the beginning has always been to offer our agents more than any other brokerage can," McMonigle said. "The decision to join Real empowers agentinc to offer more financial incentives than ever before, including stock awards, an industry-low cap and revenue share program with potential attraction opportunities across the U.S. and Canada as well as Real's collaborative business model."

MacDonald said, "We're always looking out for the future. To meet our growth objectives, we knew our next move was to continue to expand our capabilities and income opportunities and financial benefits. With Real, our agents gain a low cap and an industry-best tech stack combined with stock awards opportunities in one of the world's most dominant real estate juggernauts."

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract and retain agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Communications

elisabeth@therealbrokerage.com

201.564.4221